EXHIBIT 8

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Subsidiaries as at December 31, 2012

			Percentage of Ownership
	Place of		2012		2011
Name of Subsidiary	Incorporation	Principal Business Activity	Direct	Indirect	Direct	Indirect

Wireless
Smart:	Philippines	Cellular mobile services	100.0	—	100.0	—
Smart Broadband, Inc. and Subsidiary	Philippines	Internet broadband distribution services	—	100.0	—	100.0
Primeworld Digital Systems, Inc.	Philippines	Internet broadband distribution services	—	100.0	—	100.0
I-Contacts Corporation	Philippines	Call center services	—	100.0	—	100.0
Wolfpac Mobile, Inc.	Philippines	Mobile applications development and services	—	100.0	—	100.0
Wireless Card, Inc.	Philippines	Promotion of the sale and/or patronage of debit and/or charge cards	—	100.0	—	100.0
Smarthub, Inc.	Philippines	Software development and sale of maintenance and support services	—	100.0	—	100.0
Smart Money Holdings Corporation	Cayman Islands	Investment company	—	100.0	—	100.0
Smart Money, Inc.	Cayman Islands	Mobile commerce solutions marketing	—	100.0	—	100.0
Far East Capital Limited and Subsidiary	Cayman Islands	Cost effective offshore financing and risk management activities for Smart	—	100.0	—	100.0
PH Communications Holdings Corporation	Philippines	Investment company	—	100.0	—	100.0
Francom Holdings, Inc.	Philippines	Investment company	—	100.0	—	100.0
Connectivity Unlimited Resource Enterprise	Philippines	Cellular mobile services	—	100.0	—	100.0
Chikka Holdings Limited and Subsidiaries	British Virgin Islands	Mobile applications development and services; Content provider	—	100.0	—	100.0
Smarthub Pte. Ltd.	Singapore	Investment company	—	100.0	—	100.0
SmartConnect Global Pte. Ltd.	Singapore	International trade of satellites and Global System for Mobile Communication, or GSM, enabled global telecommunications	—	100.0	—	100.0
3rd Brand Pte. Ltd.	Singapore	Solutions and systems integration services	—	85.0	—	85.0
Telesat, Inc.(a)	Philippines	Satellite communications services	100.0	—	100.0	—
ACeS Philippines Cellular Satellite Corporation	Philippines	Satellite information and messaging services	88.5	11.5	85.0	11.5
Mabuhay Investment Corporation (formerly Mabuhay Satellite Corporation), or MIC(b)	Philippines	Investment company	67.0	—	67.0	—
Digitel Mobile Philippines, Inc. a wholly-owned subsidiary of Digitel	Philippines	Cellular mobile services	—	99.5	—	70.2

Fixed Line
PLDT Clark Telecom, Inc.	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Subic Telecom, Inc.	Philippines	Telecommunications services	100.0	—	100.0	—
PLDT Global Corporation and Subsidiaries	British Virgin Islands	Telecommunications services	100.0	—	100.0	—
Smart-NTT Multimedia, Inc.(a)	Philippines	Data and network services	100.0	—	100.0	—
PLDT-Philcom, Inc. and Subsidiaries	Philippines	Telecommunications services	100.0	—	100.0	—
ePLDT, Inc., or ePLDT(c):	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and information technology, or IT, related services	100.0	—	100.0	—
IP Converge Data Services, Inc., or IPCDSI(d)	Philippines	Information and communications infrastructure for internet-based services, e-commerce, customer relationship management and IT related services	—	100.0	—	—
ABM Global Solutions, Inc., or AGS, and Subsidiaries, or AGS Group(e)	Philippines	Internet-based purchasing, IT consulting and professional services	—	97.1	—	93.5
ePDS, Inc.	Philippines	Bills printing and other related value-added services, or VAS	—	67.0	—	67.0
netGames, Inc.(f)	Philippines	Gaming support services	—	57.5	—	57.5
Digitel:	Philippines	Telecommunications services	99.5	—	70.2	—
Digitel Capital Philippines Ltd.(g)	British Virgin Islands	Telecommunications services	—	99.5	—	70.2
Digitel Information Technology Services, Inc.(h)	Philippines	Internet services	—	99.5	—	70.2
PLDT-Maratel, Inc.	Philippines	Telecommunications services	97.8	—	97.8	—
Bonifacio Communications Corporation	Philippines	Telecommunications, infrastructure and related VAS	75.0	—	75.0	—
Pilipinas Global Network Limited and Subsidiaries	British Virgin Islands	International distributor of Filipino channels and content	60.0	—	60.0	—

BPO(i)
SPi Global Holdings, Inc., or SPi Global:	Philippines	Investment company	100.0	—	100.0	—
SPi Technologies, Inc., or SPi, and Subsidiaries, or SPi Group	Philippines	Knowledge processing solutions	—	100.0	—	100.0
SPi CRM, Inc.	Philippines	Customer relationship management	—	100.0	—	100.0
SPi Global Investments Limited, or SGIL, and Subsidiaries, or SGIL Group(j)	British Virgin Islands	General administration, planning and corporate services to its affiliates, subsidiaries and branches	—	100.0	—	—
Infocom Technologies, Inc.	Philippines	Customer relationship management	—	99.6	—	99.6

Others
PLDT Communications and Energy Ventures, Inc.	Philippines	Investment company	—	99.8	—	99.5

(a)	Ceased commercial operations.
(b)

Ceased commercial operations; however, on January 13, 2012, the Philippine SEC approved the amendment of MIC’s Articles of Incorporation changing its name from Mabuhay Satellite Corporation to Mabuhay Investments Corporation and its primary purpose from satellite communication to holding company.

(c)	On June 11, 2012, MySecureSign and ePLDT were merged, wherein ePLDT became the surviving company.
(d)	On October 12, 2012, ePLDT acquired 100% equity interest in IPCDSI.
(e)

In December 2012, ePLDT acquired an additional 3.6% equity interest in AGS from its minority shareholders for a consideration of Php3 million, thereby increasing ePLDT’s ownership in AGS from 93.5% to 97.1%.

(f)	Ceased commercial operations in January 2013.
(g)	Liquidated in January 2013.
(h)	Approved for liquidation in June 2013.
(i)

On December 4, 2012, our Board of Directors authorized the sale of our BPO segment, thus, the BPO segment was classified as discontinued operations and a disposal group held-for-sale. See – Discontinued Operations and Note 3 – Management’s Use of Accounting Judgments, Estimates and Assumptions – Discontinued Operations.

(j)

On March 8, 2012, SGIL was incorporated in British Virgin Islands to provide regional support services to SPi Global and Subsidiaries. On July 25, 2012, SGIL through its subsidiary, SPi Global Shared Services Pte. Ltd. was registered with the Philippine SEC as a multinational company to establish its regional operating headquarters in the Philippines.